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Exhibit 99.3

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FOR IMMEDIATE RELEASE                                    Tuesday, April 15, 2003

          CELESTICA TO INCREASE NORMAL COURSE ISSUER BID FOR UP TO 10%
                          OF SUBORDINATE VOTING SHARES

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced that it has amended the terms of its normal course issuer bid through the facilities of The Toronto Stock Exchange, commenced August 1, 2002, to increase the number of subordinate voting shares that may be purchased from approximately 9.6 million to 18,633,347.

The increase is from 5% of the outstanding subordinate voting shares to 10% of the public float of the subordinate voting shares. To date, Celestica has purchased 8.75 million subordinate voting shares.

ABOUT CELESTICA
Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of services to leading OEMs (original equipment manufacturers). A recognized leader in quality, technology and supply chain management, Celestica provides competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.

For further information on Celestica, visit its website at www.celestica.com. The company's security filings can also be accessed at www.sedar.com and www.sec.gov.

SAFE HARBOUR AND FAIR DISCLOSURE STATEMENT
THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS RELATED TO OUR FUTURE GROWTH, TRENDS IN OUR INDUSTRY AND OUR FINANCIAL AND OPERATIONAL RESULTS AND PERFORMANCE THAT ARE BASED ON CURRENT EXPECTATIONS, FORECASTS AND ASSUMPTIONS INVOLVING RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL OUTCOMES AND RESULTS TO DIFFER MATERIALLY. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED
TO: THE CHALLENGES OF EFFECTIVELY MANAGING OUR OPERATIONS DURING UNCERTAIN ECONOMIC CONDITIONS; THE CHALLENGE OF RESPONDING TO LOWER-THAN-EXPECTED CUSTOMER DEMAND; THE EFFECTS OF PRICE COMPETITION AND OTHER BUSINESS AND COMPETITIVE FACTORS GENERALLY AFFECTING THE EMS INDUSTRY; OUR DEPENDENCE ON THE INFORMATION TECHNOLOGY AND COMMUNICATIONS INDUSTRIES; OUR DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS AND ON INDUSTRIES AFFECTED BY RAPID TECHNOLOGICAL CHANGE; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; AND THE ABILITY TO MANAGE OUR RESTRUCTURING AND THE SHIFT OF PRODUCTION TO LOWER COST GEOGRAPHIES. THESE AND OTHER RISKS AND UNCERTAINTIES AND FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT www.sedar.com AND http://www.sec.gov, INCLUDING OUR ANNUAL REPORT ON FORM 20-F AND SUBSEQUENT REPORTS ON FORM 6-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

WE DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

AS OF ITS DATE, THIS PRESS RELEASE CONTAINS ALL MATERIAL INFORMATION ASSOCIATED WITH THIS EVENT.

                                      -30-

CONTACTS:
Laurie Flanagan                               Paul Carpino
Celestica Global Communications               Celestica Investor Relations
(416) 448-2200                                (416) 448-2211
media@celestica.com                           clsir@celestica.com